Mail Stop 4561

August 14, 2007

Mr. Donald E. Klumb
Chief Financial Officer and Treasurer
The Management Network Group, Inc.
7300 College Boulevard
Overland Park, KS 66210

       Re: The Management Network Group, Inc.
                 Form 10-K for the fiscal year ended December 30, 2006
                 File No. 000-27617

Dear Mr. Klumb:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Klumb
The Management Network Group, Inc.
August 14, 2007
Page 2

Form 10-K for the year ended December 30, 2006

Item 8. Financial Statements and Supplementary Data

20. Subsequent Event, page 75

1. We noted in your Form 8-K dated January 2, 2007, that you determined, "Based upon our analysis of Cartesian and the transaction, we have determined that the transaction did not constitute a business combination involving a significant subsidiary as contemplated by SEC rules." Please provide us with your tests used to determine whether the acquisition of Cartesian on January 2, 2007, was considered a significant subsidiary under Rule 1-02 and Rule 3-05 of Regulation S-X.

Exhibit 31.1 and Exhibit 31.2

2. We noted that you have made certain modifications to the exact form of the required certifications including: the addition of the title when identifying the certifying individual at the beginning of the certification; the replacement of the word "report" with "Annual Report" in paragraphs 2 and 3; and alteration of the language from "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" as prescribed in paragraph 4(c) to "fourth fiscal quarter" in your certification. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief